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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 31, 2003

Aurelia Energy N.V.

(Translation of registrant's name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Not Applicable.

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

        On January 28, 2003, Mr. Hugo Heerema, as the holder of 100.0% of the issued and outstanding share capital of Aurelia Holding N.V. ("Aurelia Holding"), voted in an extraordinary general meeting of the shareholders of Aurelia Holding to dissolve and liquidate the company. Aurelia Holding is the registered shareholder of 136,000 common shares and 34,000 non-profit sharing 5% non-cumulative preference shares (together, the "Shares") of Aurelia Energy N.V. ("Aurelia Energy"), representing 100.0% of the voting shares of Aurelia Energy. The resolution is irrevocable and binding on all subsequent shareholders. Due to the foregoing, it is expected that, upon the expiration of a statutorily imposed winding-up period, the dissolution and liquidation of Aurelia Holding will be completed and the shareholder of Aurelia Holding immediately prior to the completion of the dissolution and liquidation will become the direct owner of the Shares.

        On January 29, 2003, Mr. Heerema transferred by gift, and for no consideration, his shareholdings in Aurelia Holding to an irrevocable discretionary trust (the "Trust") constituted under the laws of Jersey. In connection with this transfer, the Trust became the indirect owner of the Shares. It is expected that, upon completion of the dissolution and liquidation of Aurelia Holding, the Trust will become the direct owner of the Shares. Mr. Heerema and certain members of his immediate family are the current beneficiaries of the Trust. While the transfer of Mr. Heerema's shareholdings in Aurelia Holding resulted in a change of control for the purposes of the U.S. securities laws, it did not result in a "Change of Control" under the Indenture, dated as of February 22, 2002, among Bluewater Finance Limited, as issuer, the guarantors party thereto, and The Bank of New York, as trustee, relating to the 10 1/4% Senior Notes due 2012 of Bluewater Finance Limited.

        The documentation relating to the transfer of Mr. Heerema's shareholdings in Aurelia Holding and the settlement of the Trust includes certain provisions affecting the potential for a future change of control of Aurelia Energy for the purposes of the U.S. securities laws and the election of directors that are generally responsible for setting the policies and managing the general affairs and business of its operating subsidiaries. In particular, the documentation providing for the transfer to the Trust of Mr. Heerema's shareholdings in Aurelia Holding will be revoked and annulled, and ownership of Aurelia Holding, or, after the liquidation of Aurelia Holding, ownership of Aurelia Energy, will revert back to Mr. Heerema if his death occurs within certain periods of time and is subject to certain Belgian or Dutch tax consequences. In addition, while the documentation relating to the settlement of the Trust generally provides the trustees with discretion in determining the manner in which the shares in Aurelia Energy and its subsidiaries may be voted, it prohibits them from exercising their powers in a manner that would result in Mr. Heerema being dismissed or replaced as the sole Managing Director of Bluewater Holding B.V. without his prior written consent. The Managing Director of Bluewater Holding B.V. is generally responsible for setting the policies and managing the general affairs and business of Aurelia Energy's operating subsidiaries.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V. (Registrant)
By:	/s/ G.E. ELIAS (Signature) INTERTRUST (CURACAO) N.V. MANAGING DIRECTOR BY: G. E. ELIAS MANAGING DIRECTOR-CHAIRMAN

Date: February 13, 2003

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  Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
SIGNATURES